Exhibit 2.1

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Fundrise Real Estate Investment Trust, LLC

Second: The address of its registered office in the State of Delaware is 1521 Concord Pike #301 in the City of Wilmington. Zip code 19803. The name of its Registered agent at such address is United States Corporation Agents, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                  .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 15th day of May, 2015.

By:	/s/ Michael McCord
Authorized Person (s)

Name: Michael McCord